ATTENTION: WORLD SERVICES, INC. SHAREHOLDERS

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal, and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

NOTICE OF OFFER TO PURCHASE
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
WORLD SERVICES, INC.
AT
$0.85 NET PER SHARE IN CASH
BY
SUPER 8 MOTEL DEVELOPERS, INC.

    Super 8 Motel Developers, Inc., a South Dakota corporation ("Purchaser"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of World Services, Inc., a South Dakota corporation (the "Company"), at a price of $0.85 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

THE OFFER WILL EXPIRE AT
12:00 MIDNIGHT, CENTRAL TIME, ON OCTOBER 31, 2001,
UNLESS THE OFFER IS EXTENDED.

WITHDRAWAL RIGHTS WILL BE AVAILABLE UNTIL THE EXPIRATION DATE AND AT ANY TIME ON OR AFTER DECEMBER 3, 2001, UNLESS AND UNTIL THE SHARES ARE ACCEPTED FOR PAYMENT.

WE DO NOT ANTICIPATE THAT THE SHARES WILL BE ACCEPTED FOR PAYMENT
UNTIL APPROXIMATELY MID-DECEMBER 2001; HOWEVER, THE PAYMENT DATE COULD BE EARLIER OR LATER DEPENDING UPON HOW QUICKLY SHARES ARE TENDERED.

    The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which constitutes at least a majority of the outstanding Shares of the Company and the Company's adoption of an amendment to its Articles of Incorporation. The Offer is also subject to the other conditions set forth in Section 12 of the Offer to Purchase.

    The Offer is being made pursuant to an agreement between Purchaser and the Company, effective as of September 10, 2001, regarding Purchaser's acquisition of the Shares (the "Letter Agreement"). The purpose of the Offer is to acquire for cash as many outstanding Shares as possible to acquire control of, and the entire equity interest in, the Company.

    The Board of Directors of the Company (the "Board") unanimously approved, and the Company entered into, the Letter Agreement agreeing to the terms of the Offer and related matters. The Board agreed to support the Offer in that it provides liquidity to shareholders who desire to tender their Shares, but the Board will remain neutral as to whether the Offer Price is adequate to individual shareholders. The Board also approved the Purchaser's acquisition of Shares from tendering shareholders and agreed to recommend that tendering shareholders vote in favor of the amendment to the Company's Articles of Incorporation to "opt out" of certain South Dakota anti-takeover statutes.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered when Purchaser gives oral or written notice to Wells Fargo Bank,

South Dakota, N.A. (the "Depositary") of its acceptance of the Shares for payment pursuant to the Offer. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders whose Shares have been accepted for payment. Payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates for the Shares and (ii) the Letter of Transmittal, properly completed and signed, and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

    The term "Expiration Date" means 12:00 midnight, Central time, on October 31, 2001, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Offer and the Letter Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any extension will be followed as promptly as practicable by a public announcement, with any announcement of an extension to be made no later than 9:00 a.m., Central time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law and without limiting the manner in which Purchaser may choose to make a public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and publishing an announcement in designated newspapers. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw the tendered Shares.

    Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser may provide a subsequent offering period of three business days to 20 business days in length following the expiration of the Offer on the Expiration Date (the "Subsequent Offering Period") to solicit more Shares. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed. Purchaser does not currently intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same Offer Price will be paid to shareholders tendering Shares in the Offer and in a Subsequent Offering Period, if one is included.

    Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time on or after December 3, 2001, unless the Shares are tendered during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be notarized, as provided in Section 3 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date, or during a Subsequent Offering Period (if available), by following any of the procedures described in Section 2 of the Offer to Purchase.

    The receipt of cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer.

    The Company has provided Purchaser with the Company's shareholder list for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, any other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or in the name of whose nominees, appear on the Company's shareholder list. If you do not receive these materials within the next week, please contact Purchaser or the Depositary, and copies will be furnished promptly at Purchaser's expense.

    The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

    Questions and requests for assistance may be directed to Purchaser or the Depositary as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to Purchaser or the Depositary, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tender of Shares pursuant to the Offer.

Super 8 Motel Developers, Inc. Attention: Tender Offer Coordinator 523 Camelot Drive P.O. Box 4800 Aberdeen, South Dakota 57402-4800 Telephone: (605) 229-8899 Facsimile: (605) 229-8914	Wells Fargo Bank, South Dakota, N.A. Attention: Corporate Trust Department P.O. Box 849 Aberdeen, South Dakota 57402-0849 Telephone: (605) 226-1116 Facsimile: (605) 226-3198

October 3, 2001